UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated July 27, 2018

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains a Stock Exchange Announcement dated 27 July 2018 entitled ‘RESULT OF ANNUAL GENERAL MEETING’

RNS: 0580W

27 July 2018

RESULT OF ANNUAL GENERAL MEETING

The Annual General Meeting of Vodafone Group Plc was held at Queen Elizabeth II Conference Centre, Broad Sanctuary, Westminster, London SW1P 3EE                        on Friday 27 July 2018 at 11.00 am.

The results of polls on all 25 resolutions were as follows:

	Resolution	Total votes validly cast	Percentage of relevant shares in issue (%)	For	For (% of shares voted)	Against	Against (% of shares voted)	Votes withheld
1.	To receive the Company’s accounts, the strategic report and reports of the Directors and the auditor for the year ended 31 March 2018	17,353,644,991	64.96%	17,337,724,151	99.91	15,920,840	0.09	73,173,987
2.	To elect Michel Demaré as a Director.	17,389,377,830	65.09%	17,320,365,572	99.60	69,012,258	0.40	37,422,252
3.	To elect Margherita Della Valle as a Director.	17,352,273,633	64.95%	17,308,376,303	99.75	43,897,330	0.25	37,286,510
4.	To re-elect Gerard Kleisterlee as a Director.	17,390,140,816	65.09%	17,105,583,590	98.36	284,557,226	1.64	36,664,829
5.	To re-elect Vittorio Colao as a Director.	17,388,455,815	65.09%	17,303,654,875	99.51	84,800,940	0.49	38,340,775
6.	To re-elect Nick Read as a Director.	17,389,660,439	65.09%	17,076,792,034	98.20	312,868,405	1.80	37,144,113
7.	To re-elect Sir Crispin Davis as a Director.	17,389,213,179	65.09%	17,315,093,924	99.57	74,119,255	0.43	37,586,558
8.	To re-elect Dame Clara Furse as a Director.	17,389,936,556	65.09%	17,318,073,118	99.59	71,863,438	0.41	36,863,029
9.	To re-elect Valerie Gooding as a Director.	17,341,908,976	64.91%	17,070,248,952	98.43	271,660,024	1.57	84,900,751
10.	To re-elect Renee James as a Director.	17,389,968,641	65.09%	17,068,330,277	98.15	321,638,364	1.85	36,832,305
11.	To re-elect Samuel Jonah as a Director.	17,341,523,228	64.91%	16,968,478,131	97.85	373,045,097	2.15	85,272,280
12.	To re-elect Maria Amparo Moraleda Martinez as a Director.	17,352,166,897	64.95%	17,230,380,048	99.30	121,786,849	0.70	74,640,891
13.	To re-elect David Nish as a Director.	17,389,100,887	65.09%	17,245,608,159	99.17	143,492,728	0.83	37,699,091
14.	To declare a final dividend of 10.23 eurocents per ordinary share for the year ended 31 March 2018.	17,396,546,120	65.12%	17,350,275,385	99.73	46,270,735	0.27	30,283,617
15.	To approve the Annual Report on Remuneration contained in the Remuneration Report of the Board for the year ended 31 March 2018.	16,963,071,513	63.50%	16,474,188,042	97.12	488,883,471	2.88	463,720,332
16.	To reappoint PricewaterhouseCoopers LLP as the Company’s auditor until the end of the next general meeting at which accounts are laid before the Company.	17,407,151,339	65.16%	16,097,234,237	92.47	1,309,917,102	7.53	19,636,720
17.	To authorise the Audit and Risk Committee to determine the remuneration of the auditor.	17,356,220,577	64.97%	16,251,136,271	93.63	1,105,084,306	6.37	70,569,382
18.	To authorise the Directors to allot shares.	17,351,286,262	64.95%	16,372,083,957	94.36	979,202,305	5.64	75,490,021
19.	To authorise the Directors to dis-apply pre-emption rights.	17,323,561,708	64.85%	17,134,977,164	98.91	188,584,544	1.09	65,975,408
20.	To authorise the Directors to dis-apply pre-emption rights up to a further 5% for the purposes of financing an acquisition or other capital investment.	17,327,056,078	64.86%	16,801,249,421	96.97	525,806,657	3.03	99,714,628
21.	To authorise the Company to purchase its own shares.	17,349,955,597	64.94%	17,116,863,922	98.66	233,091,675	1.34	76,832,511
22.	To authorise political donations and expenditure.	17,321,308,394	64.84%	16,836,709,406	97.20	484,598,988	2.80	68,241,085
23.	To authorise the Directors to call general meetings (other than annual general meetings) on a minimum of 14 clear days’ notice.	17,383,636,372	65.07%	16,283,250,327	93.67	1,100,386,045	6.33	43,155,392
24.	To approve the updated rules of the Vodafone Group 2008 Sharesave Plan.	17,384,234,801	65.07%	16,733,792,342	96.26	650,442,459	3.74	42,573,676
25.	To adopt as the new articles of association of the Company, the articles of association produced to the meeting, in substitution for, and to the exclusion of, the Company’s existing Articles of Association.	17,372,987,985	65.03%	17,305,253,158	99.61	67,734,827	0.39	53,813,845

The number of Ordinary Shares in issue on 27 July 2018 (excluding shares held in Treasury) was 26,715,059,855.  Shareholders are entitled to one vote per share.  A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes validly cast.

Resolutions 1 to 18, 22 and 24 were passed as Ordinary Resolutions and Resolutions 19, 20, 21, 23 and 25 were passed as Special Resolutions.

A copy of Resolutions 22 to 25, passed as Special Business at the Annual General Meeting, have been submitted to the Financial Conduct Authority via the National Storage Mechanism and will shortly be available for inspection at: morningstar.co.uk/uk/NSM

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated:	July 27, 2018	By:	/s/ R E S MARTIN
		Name:	Rosemary E S Martin
		Title:	Group General Counsel and Company Secretary